FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2007

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

Business House F, Level 2
RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ, DEPOT CODE: 045

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Enclosures:

1.  Doc re. AGM announcement made on 30 April 2007
2.  Bonus Issue announcement made on 04 May 2007
3.  Adjustment of Voting Rights announcement made on 08 May 2007
4.  Director/PDMR Shareholding announcement made on 09 May 2007
5.  Supplementary Prospectus announcement made on 14 May 2007
6.  Rule 8.3 EMI Group plc announcement made on 18 May 2007
7.  Rule 8.3 EMI Group plc announcement made on 22 May 2007
8.  Mortgage Securitisation announcement made on 23 May 2007
9.  Dividend Declaration announcement made on 25 May 2007
20. Supplementary Prospectus announcement made on 30 May 2007

Enclosure 1.

Announcements

Royal Bank of Scotland Group PLC - Document Viewing  Facility
Released 30 April 2007

In  accordance  with the UK  Listing  Authority  rules,  The Royal  Bank of
Scotland Group plc has been submitted to the Document Viewing Facility copies of the additional business resolutions passed at its Annual General Meeting held on
25 April 2007.

Enclosure 2.

Company Announcement

The Royal Bank of Scotland Group plc

Bonus Issue

4 May 2007

The Royal Bank of Scotland Group plc ("the Company") confirms that following its announcement on 26 April 2007 regarding its proposed Bonus Issue, application has been made for admission to the Official List of the UK Listing Authority and
to trading on the London Stock Exchange for 6,304,298,670 Ordinary Shares of 25
pence each (the "New Shares"). The New Shares will be issued fully paid and will rank pari passu in all respects with the existing Ordinary Shares of the Company but will exclude the right to receive the final dividend for the financial year ended 31 December 2006. It is expected that the listing of the New Shares will become effective and that dealings will commence on 8 May 2007.

The Company has made a separate application to increase the approved but unallotted shares held under existing blocklistings in respect of The Royal Bank of Scotland Group plc employee share schemes. The application is for 71,214,822
Ordinary Shares of 25 pence each (the "Block Listing Shares") to be admitted to the Official List of the UK Listing Authority and to trading on the London Stock
Exchange.

The Block Listing Shares will be issued pursuant to the exercise or vesting of awards granted under the following employee share schemes:

+---------------------------------------------------------+------------+
|                                                         |            |
| Scheme                                                  |   No. of   |
|                                                         |   Shares   |
|                                                         |  applied   |
|                                                         |    for     |
+---------------------------------------------------------+------------+
|                                                         |            |
| The Royal Bank of Scotland Group plc 1997 Sharesave     | 25,639,176 |
| Scheme                                                  |            |
+---------------------------------------------------------+------------+
|                                                         |            |
| The Royal Bank of Scotland Group plc 1999 Executive     | 15,934,790 |
| Share Option Scheme                                     |            |
|                                                         |            |
+---------------------------------------------------------+------------+
|                                                         |            |
| The 1999 NatWest Group Sharesave Scheme                 |  4,269,314 |
+---------------------------------------------------------+------------+
|                                                         |            |
| The National Westminster Bank plc 1994 Executive Share  |  2,097,192 |
| Option Scheme                                           |            |
+---------------------------------------------------------+------------+
|                                                         |            |
| The Royal Bank of Scotland Group plc Option 2000 Scheme |  9,129,600 |
+---------------------------------------------------------+------------+
|                                                         |            |
| The Royal Bank of Scotland Group plc Employee Share     | 10,458,920 |
| Ownership Plan and The Royal Bank of Scotland Group plc |            |
| Employee Share Ownership Plan (Buy As You Earn Plan)    |            |
+---------------------------------------------------------+------------+
|                                                         |            |
| The First Active plc 1998 SAYE Scheme                   |    495,892 |
+---------------------------------------------------------+------------+
|                                                         |            |
| The First Active plc 2001 SAYE Scheme                   |    429,846 |
+---------------------------------------------------------+------------+
|                                                         |            |
| The First Active plc 1998 Share Option Scheme           |    490,436 |
+---------------------------------------------------------+------------+
|                                                         |            |
| The First Active plc 2002 Approved Share Option Scheme  |    461,768 |
+---------------------------------------------------------+------------+
|                                                         |            |
| The Royal Bank of Scotland Group plc Medium-term        |  1,807,888 |
| Performance Plan                                        |            |
+---------------------------------------------------------+------------+
|                                                         |            |
|                                                  TOTAL | 71,214,822 |
+---------------------------------------------------------+------------+

The Block Listing Shares will be issued fully paid and will rank pari passu in all respects with the existing ordinary shares of the Company.

Further copies of this announcement are available at the Company's Offices at 36
St Andrew Square, Edinburgh, EH2 2YB and at the Company Announcement's
Department, The Stock Exchange.

Enclosure 3.

Company Announcement

The Royal Bank of Scotland Group plc

Adjustment of voting rights of Non-Cumulative Preference Shares to reflect 2 for
1 Bonus Issue of Ordinary Shares

8 May 2007

The Royal Bank of Scotland Group plc (the "Company") has today issued, by way of a Bonus Issue, two new ordinary shares of 25 pence each for every one ordinary share held by shareholders of the Company at close of business on 4 May 2007
(the "Bonus Issue").

The holders of the Company's non-cumulative preference shares are entitled to vote at a general meeting of shareholders in certain limited circumstances. The number of votes attaching to each share is, under the terms and conditions of the shares, subject to adjustment to reflect any bonus issue of ordinary shares.
To reflect the Bonus Issue, therefore, the board of directors of the Company has resolved that if the holders of non-cumulative preference shares are entitled to vote at a general meeting, the number of votes which each holder has on a poll will now be three votes per share instead of one vote per share (or, in the case of the shares marked with an asterisk below, six votes per share instead of two). These adjustments maintain the voting rights of each non-cumulative preference share as a proportion of the total votes entitled to be cast at a general meeting.

The adjustments apply to the following non-cumulative preference shares:

Category II non-cumulative dollar preference shares

          Series F*
          Series H
          Series L
          Series M
          Series N
          Series P
          Series Q
          Series R

Non-cumulative euro preferred securities

          Series 1
          Series 2

Non-cumulative convertible sterling preference shares

          Series 1

Non-cumulative convertible dollar preference shares

          Series 1.

Enclosure 4.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)   An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)   An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4,
      6, 8, 13, 14, 16, 23 and 24.

(3)   An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)   An issuer making a notification in respect of a financial
      instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16,
      23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

Sir Fred Goodwin

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8. State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

21

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£6.589

14. Date and place of transaction

8 May 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

200,625 shares 0.00212%

16. Date issuer informed of transaction

8 May 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

9 May 2007
-----------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Miller Roy McLean

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

21

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£6.589

14. Date and place of transaction

8 May 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

616,848 shares 0.00652%

16. Date issuer informed of transaction

8 May 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

9 May 2007

-------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Brian John Crowe

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

21

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£6.589

14. Date and place of transaction

8 May 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

618,786 shares 0.00654%

16. Date issuer informed of transaction

8 May 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

9 May 2007
-------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

Mark Andrew Fisher

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

21

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£6.589

14. Date and place of transaction

8 May 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

14,007 shares 0.00015%

16. Date issuer informed of transaction

8 May 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

9 May 2007
-------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Neil James Roden

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

21

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£6.589

14. Date and place of transaction

8 May 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

34,086 shares 0.00036%

16. Date issuer informed of transaction

8 May 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

9 May 2007

-------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Christopher Paul Sullivan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

21

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£6.589

14. Date and place of transaction

8 May 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

66,165 shares 0.00070%

16. Date issuer informed of transaction

8 May 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

9 May 2007

Enclosure 5.

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the UK Listing
Authority and is available for viewing:

Supplementary Prospectus for The Royal Bank of Scotland Group plc/The Royal Bank
of Scotland plc £40,000,000,000 Euro Medium Term Note Programme

To view the full Supplementary Prospectus, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5701w_-2007-5-14.pdf

The document above is also available to the public for inspection at the UK
Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary
Wharf, London E14 5HS.

For further information, please contact:

Ron Huggett

Director, Capital Management

The Royal Bank of Scotland Group plc

5th Floor

280 Bishopsgate

London EC2M 4RB

TEL: 020 7085 4925

FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus)
only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus, you
must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Enclosure 6.

                                                                        FORM 8.3

    DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
              (Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)      The Royal Bank of Scotland plc (a
                                     wholly-owned subsidiary of The Royal Bank
                                     of Scotland Group plc)
Company dealt in                     EMI Group plc
Class of relevant security to which  Ordinary 0.14 shares
the dealings being disclosed relate
(Note 2)

Date of dealing                      17/5/07

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

                                                     Long             Short
                                             Number (%)           Number (%)
(1) Relevant
securities                                   6,363,900 0.79
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell  2,832,000 0.35

                                     Total   9,195,900 1.14

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

           Class of relevant security:                  Long          Short
                                                   Number (%)     Number (%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
                                           Total

(c) Rights to subscribe (Note 3)

Class of relevant security:                                   Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale    Number of securities          Price per unit (Note 5)

Purchase                             250,000                             2.463
                                   2,000,000                             2.477

Sale                                 109,000                             2.458

(b) Derivatives transactions (other than options)

Product      Long/short (Note   Number of securities (Note Price per unit (Note
name,        6)                 7)                         5)
e.g. CFD

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product Writing,       Number of          Exercise Type, e.g.  Expiry Option
name,   selling,       securities to               American,          money
        purchasing,    which the option            European
        varying etc.   relates (Note 7)            etc.
e.g.                                      price                date   paid/
call                                                                  received
option                                                                per unit
                                                                      (Note 5)

(ii) Exercising

Product name, e.g. call       Number of           Exercise price per unit (Note
option                        securities          5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)  Details  Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE.

Is a Supplemental Form 8 attached? (Note 9)                          YES

Date of disclosure                                              18/05/07

Contact name                                                    Richard Hopkins

Telephone number                                                020 7714 4459

If a connected EFM, name of offeree/offeror with which          N/A
connected
If a connected EFM, state nature of connection (Note 10)        N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

                                                             SUPPLEMENTAL FORM 8

                           DETAILS OF OPEN POSITIONS

   (This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product Written   Number of securities to     Exercise    Type, e.g.      Expiry
name,   or        which the option or         price (Note American,       date
        purchased derivative relates          2)          European etc.
e.g.
call
option
Call    Purchased                    20,000       0.085   American        21/09/
Option                                                                    07
Call    Purchased                    10,000        0.08   American        21/09/
Option                                                                    07
Call    Purchased                    20,000       0.075   American        21/09/
Option                                                                    07
Call    Purchased                    30,000        0.08   American        21/09/
Option                                                                    07
Call    Purchased                    40,000        0.08   American        21/09/
Option                                                                    07
Call    Purchased                    13,000        0.05   American        21/09/
Option                                                                    07
Call    Purchased                    12,000        0.05   American        21/09/
Option                                                                    07
Call    Purchased                   100,000       0.105   American        21/09/
Option                                                                    07
Call    Purchased                    50,000       0.095   American        21/09/
Option                                                                    07
Call    Purchased                    50,000        0.09   American        21/09/
Option                                                                    07
Call    Purchased                   100,000        0.06   American        21/09/
Option                                                                    07
Call    Purchased                    50,000       0.075   American        21/09/
Option                                                                    07
Call    Purchased                    50,000       0.155   American        21/09/
Option                                                                    07
Call    Purchased                   257,000        0.16   American        21/09/
Option                                                                    07
Call    Purchased                   168,000       0.175   American        21/09/
Option                                                                    07
Call    Purchased                    48,000       0.175   American        21/09/
Option                                                                    07
Call    Purchased                   120,000       0.175   American        21/09/
Option                                                                    07
Call    Purchased                    15,000       0.165   American        21/09/
Option                                                                    07
Call    Purchased                    30,000        0.17   American        21/09/
Option                                                                    07
Call    Purchased                   250,000        0.11   American        21/09/
Option                                                                    07
Call    Purchased                   250,000        0.11   American        21/09/
Option                                                                    07
Call    Purchased                   370,000       0.135   American        21/09/
Option                                                                    07
Call    Purchased                    30,000      0.1325   American        21/09/
Option                                                                    07
Call    Purchased                    50,000       0.135   American        21/09/
Option                                                                    07
Call    Purchased                   317,000       0.155   American        21/09/
Option                                                                    07
Call    Purchased                   140,000       0.155   American        21/09/
Option                                                                    07
Call    Purchased                    20,000        0.13   American        21/09/
Option                                                                    07
Call    Purchased                    20,000       0.155   American        21/09/
Option                                                                    07
Call    Purchased                    15,000       0.215   American        21/09/
Option                                                                    07
Call    Purchased                    15,000       0.255   American        21/09/
Option                                                                    07
Call    Purchased                    10,000       0.265   American        21/09/
Option                                                                    07
Call    Purchased                     5,000        0.27   American        21/09/
Option                                                                    07
Call    Purchased                   182,000       0.155   American        21/09/
Option                                                                    07
Call    Written                     (15,000)     0.1725   American        21/09/
Option                                                                    07
Call    Written                     (10,000)      0.145   American        21/09/
Option                                                                    07

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its
Notes which can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Enclosure 7.

                                                          FORM 8.3

    DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

              (Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)      The Royal Bank of Scotland plc (a
                                     wholly-owned subsidiary of The Royal Bank
                                     of Scotland Group plc)
Company dealt in                     EMI Group plc
Class of relevant security to which  Ordinary 0.14 shares
the dealings being disclosed relate
(Note 2)

Date of dealing                      21/5/07

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

                                                     Long             Short
                                             Number (%)           Number (%)
(1) Relevant
securities                                   1,113,900 0.14
(2) Derivatives (other than options)
(3) Options
and agreements
to
purchase/sell                                2,832,000 0.35
                                     Total   3,945,900 0.49

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

           Class of relevant security:                  Long          Short
                                                   Number (%)     Number (%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
                                           Total

(c) Rights to subscribe (Note 3)

Class of relevant security:                                   Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale    Number of securities          Price per unit (Note 5)
Sale                                 300,000                             2.635
Sale                                   1,038                             2.630
Sale                               3,250,000                             2.625
Sale                                 300,000                             2.600
Sale                                 400,000                             2.738
Sale                                 300,000                             2.706
Sale                                 632,962                             2.635
Sale                                  66,000                             2.630

(b) Derivatives transactions (other than options)

Product      Long/short (Note   Number of securities (Note Price per unit (Note
name,        6)                 7)                         5)
e.g. CFD

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product Writing,       Number of          Exercise Type, e.g.  Expiry Option
name,   selling,       securities to               American,          money
        purchasing,    which the option            European
        varying etc.   relates (Note 7)            etc.
e.g.                                      price                date   paid/
call                                                                  received
option                                                                per unit
                                                                      (Note 5)

(ii) Exercising

Product name, e.g. call       Number of           Exercise price per unit (Note
option                        securities          5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)  Details  Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
NONE.

Is a Supplemental Form 8 attached? (Note 9) YES/NO

Date of disclosure                                              22/05/07

Contact name                                                    Richard Hopkins

Telephone number                                                020 7714 4459

If a connected EFM, name of offeree/offeror with which          N/A
connected
If a connected EFM, state nature of connection (Note 10)        N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

                                                             SUPPLEMENTAL FORM 8

                           DETAILS OF OPEN POSITIONS

   (This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product Written   Number of securities to     Exercise    Type, e.g.      Expiry
name,   or        which the option or         price (Note American,       date
        purchased derivative relates          2)          European etc.
e.g.
call
option
Call    Purchased                    20,000       0.085   American        21/09/
Option                                                                    07
Call    Purchased                    10,000        0.08   American        21/09/
Option                                                                    07
Call    Purchased                    20,000       0.075   American        21/09/
Option                                                                    07
Call    Purchased                    30,000        0.08   American        21/09/
Option                                                                    07
Call    Purchased                    40,000        0.08   American        21/09/
Option                                                                    07
Call    Purchased                    13,000        0.05   American        21/09/
Option                                                                    07
Call    Purchased                    12,000        0.05   American        21/09/
Option                                                                    07
Call    Purchased                   100,000       0.105   American        21/09/
Option                                                                    07
Call    Purchased                    50,000       0.095   American        21/09/
Option                                                                    07
Call    Purchased                    50,000        0.09   American        21/09/
Option                                                                    07
Call    Purchased                   100,000        0.06   American        21/09/
Option                                                                    07
Call    Purchased                    50,000       0.075   American        21/09/
Option                                                                    07
Call    Purchased                    50,000       0.155   American        21/09/
Option                                                                    07
Call    Purchased                   257,000        0.16   American        21/09/
Option                                                                    07
Call    Purchased                   168,000       0.175   American        21/09/
Option                                                                    07
Call    Purchased                    48,000       0.175   American        21/09/
Option                                                                    07
Call    Purchased                   120,000       0.175   American        21/09/
Option                                                                    07
Call    Purchased                    15,000       0.165   American        21/09/
Option                                                                    07
Call    Purchased                    30,000        0.17   American        21/09/
Option                                                                    07
Call    Purchased                   250,000        0.11   American        21/09/
Option                                                                    07
Call    Purchased                   250,000        0.11   American        21/09/
Option                                                                    07
Call    Purchased                   370,000       0.135   American        21/09/
Option                                                                    07
Call    Purchased                    30,000      0.1325   American        21/09/
Option                                                                    07
Call    Purchased                    50,000       0.135   American        21/09/
Option                                                                    07
Call    Purchased                   317,000       0.155   American        21/09/
Option                                                                    07
Call    Purchased                   140,000       0.155   American        21/09/
Option                                                                    07
Call    Purchased                    20,000        0.13   American        21/09/
Option                                                                    07
Call    Purchased                    20,000       0.155   American        21/09/
Option                                                                    07
Call    Purchased                    15,000       0.215   American        21/09/
Option                                                                    07
Call    Purchased                    15,000       0.255   American        21/09/
Option                                                                    07
Call    Purchased                    10,000       0.265   American        21/09/
Option                                                                    07
Call    Purchased                     5,000        0.27   American        21/09/
Option                                                                    07
Call    Purchased                   182,000       0.155   American        21/09/
Option                                                                    07
Call    Written                     (15,000)     0.1725   American        21/09/
Option                                                                    07
Call    Written                     (10,000)      0.145   American        21/09/
Option                                                                    07

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its
Notes which can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Enclosure 8.

Royal Bank of Scotland plc - Residential Mortgage Securitisation

THE ROYAL BANK OF SCOTLAND GROUP PLANS SECURITISATION

23 May 2006

The Royal Bank of Scotland Group ("RBSG") is pleased to announce that The Royal
Bank of Scotland plc ("RBS") and National Westminster Home Loans Ltd plan to securitise part of their UK residential mortgage loan portfolio under the RBSG's
Arran Residential Mortgage Funding programme. At December 2006 RBSG had an estimated 6% share of the UK mortgage market with key brands being RBS, NatWest,
The One Account and First Active. This transaction will securitise RBS and
NatWest branded mortgages, and follows the successful securitisation of two portfolios of RBS and NatWest branded mortgages totalling £11.25bn in 2006.

Marketing will take place over the next two to three weeks for a circa £4.5bn issue to be placed in US Dollars, Euros and Sterling. The US$ tranche will target US qualified institutional buyers under Rule 144A of the US Securities
Act. The Preliminary Prospectus for the issue will be published shortly.

This announcement should not be construed as an offer or solicitation to buy or sell the securities described in the Preliminary Prospectus or any other securities, or any interest in any securities, and nothing herein should be construed as a recommendation or advice to invest in any securities. The investments and investment services referred to herein are available only to persons to whom this material may be lawfully delivered in accordance with applicable securities laws. This includes any sale of securities in any State of the United States in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the Securities Laws of any such
State. This material is not available to private customers within the meaning of the rules of the Financial Services Authority.

For further information, please contact:

The Royal Bank of Scotland Group plc

Richard O'Connor                   Ron Huggett
Head of Investor Relations         Director, Capital Management & Securitisation
280 Bishopsgate                    280 Bishopsgate
London                             London
EC2M 4RB                           EC2M 4RB
Tel: +44 (0)20 7672 1758           Tel: +44 (0)20 7085 4925

Enclosure 9.

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVIDEND ON SERIES F, SERIES H, SERIES L, SERIES M, SERIES N, SERIES P, SERIES Q
AND SERIES R NON-CUMULATIVE  DOLLAR  PREFERENCE  SHARES of US$0.01 FOR THE THREE
MONTHS TO 30 JUNE 2007

The Directors have declared the specified  dividends on the undernoted Series of non-cumulative  dollar  preference  shares,  all of  which  are  represented  by
American  Depositary Shares, for the three months to 30 June 2007. The dividends will be paid on 29 June 2007 at the undernoted  rates to holders on the register at the close of business on 14 June 2007.

Series               Dividend payable per share

Series F             US$0.478125
Series H             US$0.453125
Series L             US$0.359375
Series M             US$0.40
Series N             US$0.396875
Series P             US$0.390625
Series Q             US$0.421875
Series R             US$0.382825

25 May 2007

End

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVIDEND ON SERIES 2 NON-CUMULATIVE  PREFERENCE  SHARES OF €0.01 FOR THE YEAR TO
30 JUNE 2007

The Directors have declared the specified  dividends on the undernoted series of
Non-cumulative  preference  shares of €0.01 each for the year to 30 June 2007.
The dividends will be paid on 29 June 2007 at the undernoted rates to holders on the register at the close of business on 14 June 2007.

Series               Dividend payable per share

Series 2             €52.50

25 May 2007

End

Enclosure 10.

Publication of Supplementary Prospectus

The  following  supplementary  prospectus  has been  approved  by the UK Listing
Authority and is available for viewing:

Supplementary Prospectus for The Royal Bank of Scotland Group plc/The Royal Bank
of Scotland plc £40,000,000,000 Euro Medium Term Note Programme

To view the full Supplementary  Prospectus,  please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4578x_-2007-5-30.pdf

The  document  above is also  available to the public for  inspection  at the UK
Listing Authority's  Document Viewing Facility,  25 The North Colonnade,  Canary
Wharf, London E14 5HS.

For further information, please contact:

Ron Huggett
Director, Capital Management
The Royal Bank of Scotland Group plc
5th Floor
280 Bishopsgate
London EC2M 4RB

TEL: 020 7085 4925
FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary  Prospectus (and the  Prospectus  to which it relates)  may be  addressed  to and/or  targeted at persons who are residents of particular  countries (specified in the Prospectus)
only and is not  intended  for use and should  not be relied  upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the  Supplementary  Prospectus  is  not  addressed.  Prior  to  relying  on  the information  contained in the Prospectus and the Supplementary  Prospectus,  you
must ascertain  from the Prospectus  whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is  conditional  upon complying with the above requirement.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 May 2007

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ H Campbell

Name: Title:	H Campbell Head of Group Secretariat